UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2011

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

May 23, 2011

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Takashi Tsukamoto
President & CEO
Head Office:	2-5-1 Marunouchi
Chiyoda-ku, Tokyo
Code Number:	8411 (TSE • OSE 1st Sec.)

Actions to “Restore Customer Confidence”

～Transformation into “One Bank” Substantively and Consideration in Future of Integration by Merger, etc.～

We would like to express our deepest and sincerest apologies to all of our customers and to everyone who has experienced any inconvenience caused by the recent computer system failures. The management and all officers and employees of Mizuho Financial Group are taking very seriously the situation where we, as a financial institution, caused settlement malfunctions amid a difficult time for Japan.

Through the experience of having brought about such a situation and with a strong resolution to prevent its recurrence, Mizuho Financial Group, Inc. (President & CEO: Takashi Tsukamoto) (the “Company” or “FG”) and its group companies (the Company and its group companies shall be collectively referred to as “Mizuho”) hereby announce the following actions to be implemented by Mizuho as acceleration initiatives of “Mizuho’s Transformation Program” (the “Transformation Program”) in order to restore customer confidence.

1.	Actions to Restore Customer Confidence

The core philosophy of the actions to restore customer confidence is a thorough implementation of the “customer first policy.” As the first step, Mizuho has decided that it will further strengthen the unified management of the group through substantial consolidation and unification of its “management structure,” “human resource management” and “business infrastructure,” and substantively transform into “one bank” with a view towards integration by merger, etc., in the future. In other words, we aim to realize optimization for the entire group, to invigorate the organization and to improve group management efficiency through the strengthening of group governance, full integration of human resource management and unification of business infrastructure. By further unifying management structure and improving its efficiency through, among other things, consolidation of overlapping corporate management functions into the holding company’s organization, and thoroughly implementing rationalization to eliminate complacency and inefficiency through the unification of operational processing and IT systems, Mizuho will focus all of its energy on “customer-oriented” services.

2.	Summary

Substantively transform into “one bank” and consider integration by merger, etc., in the future.

(1)	Strengthening of Group Governance

Further strengthen group governance through clearly identifying the position of the Group CEO, strengthening the independence of the advisory bodies to the Board of Directors, and unifying the corporate planning and management units

(2)	Full Integration of Human Resource Management

Realize assignment of the right person in the right position and flexible deployment of personnel and invigorate the organization of the group through full integration of the functions of the executive officers in charge of human resource management and the existing Human Resources Divisions.

(3)	Unification of Business Infrastructure

Drastically improve group management efficiency through unification of operations and full integration of the IT system platform for all of our banking businesses.

3.	Details

(1)	Strengthening of Group Governance

(a)	Clearly identifying the position of the Group CEO

•	Clearly identify the President & CEO of FG as the “Group CEO (Chief Executive Officer).”

(b)	Strengthening the Independence of Advisory Bodies to Board of Directors

•	Change the structure of the Nominating Committee and the Compensation Committee so that outside members constitute the majority, as a means to strengthen the independence of these committees.

—	Change from the current six (6) member committees, each consisting of three (3) outside and three (3) in-house members, to four (4) member committees, each consisting of three (3) outside and one (1) in-house members (President & CEO of FG).

(c)	Unification of Corporate Planning and Management Units

•

Aim to conduct the unification by changing from the current structure of placing three (3) executive officers separately in charge of FG, Mizuho Bank, Ltd. (“BK”) and Mizuho Corporate Bank, Ltd. (“CB”) to a structure under which FG’s executive officer in charge in principle serves concurrently as the executive officer in charge of each of BK and CB.

•

With respect to IT System Divisions, an executive officer of FG will be in charge of overall IT governance and next-generation IT systems, while BK’s and CB’s executive officers in charge will be respectively responsible for stable operation and risk management for the IT systems of the bank subsidiaries.

(2)	Full Integration of Human Resource Management

o	Full Integration of Human Resource Management

•

Establish a structure in which the executive officer in charge of FG’s human resource management serves concurrently as the executive officer in charge of each of BK’s and CB’s human resource management, and the existing Human Resources Divisions are integrated into that of FG, for the centralization of responsibilities across the group.

—	Fully integrate the human resource management by changing the current structure of “three executive officers and three divisions,” in which each of FG, BK and CB has its own executive officer in charge of human resource management and Human Resources Division, into a structure of “one person and one division” in which only the executive officer of FG is in charge of human resource management and the Human Resources Division of the group.

•

Invigorate the organization by realizing the management of the group-wide human resource portfolio and thoroughly implementing the assignment of the right person in the right position and flexible deployment of personnel.

(3)	Unification of Business Infrastructure

(a)	Unification of Operations

•

Unify operations of the banking businesses of BK, CB and Mizuho Trust & Banking Co., Ltd. (“TB”), taking into consideration firm and efficient operational management before the development of next-generation IT systems and smooth transition to such systems (to be implemented by around the end of FY2012).

•

Promote unification of the operating procedures within branches and business flow of BK, CB and TB, and accelerate the concentration of operations within branches in the same regions, including the Regional Business Promotion Divisions, to BK, and the implementation of unification of operational centers.

•

Accelerate early unification of ordinary deposit and ATM services between BK and TB, in addition to the consolidation of housing loan business into BK, which has already been implemented, as a means to realize the elimination of overlapping of the group’s common businesses. Consider a similar operational unification of CB’s business.

(b)	Full Unification of IT Systems (Development of the Next-Generation IT Systems)

•	Unify the core banking systems of BK, CB and TB and develop the next-generation IT systems on the new IT system platform.

•

Accelerate the development of the next-generation IT systems and complete the establishment of the new IT system platform by around the end of FY2012; thereafter, successively release the component systems, including the deposit, remittance, loan, foreign exchange and trust business systems, by around the end of FY2015 and also release systems related to core information management.

•

Consider the full unification of the system platform for all of the banking businesses, including the customer channel systems as well as those related to the core banking systems and the information management systems, as the final structure of the next-generation IT systems.

•	Place greater emphasis on “stability” and “reliability” with respect to the development of the next-generation IT systems.

4.	Strengthening of Customer Contacts

We will endeavor to increase the number of officers and employees in charge of customer services by streamlining and rationalizing the corporate planning and management functions, including the further unification of corporate planning and management units and integration of human resource management mentioned above.

As previously announced, we will accelerate the deployment of approximately 1,000 staff to the marketing front-line and strive to strengthen customer contacts to restore customer confidence.

5.	In Closing

Approximately one year has passed since our announcement of the Transformation Program in the previous fiscal year, and we have made encouraging progress in steady enhancement of three capabilities, i.e., “profitability,” “financial base” and “front-line business capabilities.”

However, through the recent computer system failures that we experienced, we have become seriously aware that implementation of further proactive and self-disciplined transformation is necessary in order to become “the Most Trusted Financial Institution” which we have raised as Mizuho’s future vision. Therefore, we have decided to substantively transform ourselves into “one bank” by accelerating the implementation of the Transformation Program.

Under the strong commitment of our management, we are thoroughly implementing the “customer first policy” by encouraging officers and employees to change their mindset and restructuring the corporate culture, while thoroughly re-examining our management infrastructure ranging from the organizations and structure, human resource management to operations and IT systems. Furthermore, we will endeavor to fulfill our public mission as a financial institution. As described above, we will revitalize “Mizuho” through both the management infrastructure reform and the change in mindset, and all officers and employees of our group will strive to restore the confidence of all of our customers as well as society as a whole.

[End of Document]

Contact:	Mizuho Financial Group, Inc.
Corporate Communications
Public Relations Office
Tel: 81-3-5224-2026

Actions to Restore Customer Confidence (Illustration)

FG
Corporate Planning and Management Units
Human Resources Units
BK
CB
TB
Corporate Planning and Management Units
Human Resources Units
Business Planning Units
Business Promotion Units
Operations (Administration)
IT Systems (Operation)
Substantively Transform into "One Bank"
Consider integration by merger, etc. in future
Group CEO
FG
Corporate Planning and Management Units
① Unify corporate planning and management units
② Overall IT systems governance and the next-generation IT systems
Human Resources Units
③ Fully integrate human resources management
① Strengthen unified management of the group
BK
CB
TB
Business Planning Units
Business Promotion Units
Operations (Administration)
④ Unify 3 Banks' operations
② Unify operations and IT systems
IT Systems (Operation)
⑤ Operate IT systems stably and manage systems risks

MIZUHO
Mizuho Financial Group

Actions to Restore Customer Confidence (Illustration)

FG

Corporate Planning and Management Units

Human Resources Units

BK

Corporate Planning and Management Units

Human Resources

Units

Business Planning Units

Business Promotion Units

Operations (Administration)

IT Systems

(Operation)

CB

Corporate Planning and Management Units

Human Resources

Units

Business Planning Units

Business Promotion Units

Operations (Administration)

IT Systems

(Operation)

TB

Corporate Planning and Management Units

Human Resources

Units

Business Planning Units

Business Promotion Units

Operations (Administration)

IT Systems

(Operation)

Substantively Transform into “One Bank”

Consider integration by merger, etc. in future

Group CEO

FG

Corporate Planning and Management Units

Human Resources Units

(1) Unify corporate planning and management units

(2) Overall IT systems governance and the next-generation IT systems

(3) Fully integrate human resources management

(1) Strengthen unified management of the group

BK

Business Planning Units

Business Promotion Units

CB

Business Planning Units

Business Promotion Units

TB

Business Planning Units

Business Promotion Units

Operations (Administration)

(4) Unify 3 Banks’ operations

(2) Unify operations and IT systems

IT Systems (Operation)

(5) Operate IT systems stably and manage systems risks